# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Velocity Financial, Inc., CIK 0001692376
CUSIP: 92262D101
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2945 Townsgate Road, Suite 110, Westlake Village, California (CA), 91361
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001193125-20-109815
Filed by CIK 0001696701
Persons authorized to receive notices and communications: Ian K. Snow, SPG GP, LLC, 545 Madison Ave., 10th Floor, New York, New York (NY), 10022, (212) 508-3300; Doug Warner, Esq., Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York (NY), 10153, (212) 310-8000

## Reporting persons
- SPG GP, LLC (CIK 0001696701): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,611,931; sole dispositive power 0; shared dispositive power 13,611,931; aggregate amount beneficially owned 13,611,931 (38.5% of the class)
  Comment: Rows 8, 10 and 11: Represents (i) 12,272,765 shares of Common Stock and (ii) 1,339,166 shares of Common Stock issuable upon exercise of Warrants, in each case, owned by Snow Phipps Group AIV, L.P. ("SPG AIV"), Snow Phipps Group (RPV), L.P. ("SPG RPV"), Snow Phipps Group (B), L.P. ("SPG B"), Snow Phipps Group AIV (Offshore), L.P. ("SPG AIV Offshore"), and SPG Co-Investment, L.P. ("SPG Co-Investment") in the aggregate (collectively, the "SPG Fund Entities"). SPG GP, LLC (the "General Partner") is the general partner of each of the SPG Fund Entities, and Ian K. Snow serves as the managing member of the General Partner.
  Row 13: Calculation of the percent is based on 34,015,492 shares of Common Stock outstanding as of March 3, 2025, as disclosed by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon exercise of Warrants included in Row 11 above.
- Ian K. Snow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,611,931; sole dispositive power 0; shared dispositive power 13,611,931; aggregate amount beneficially owned 13,611,931 (38.5% of the class)
  Comment: Rows 8, 10 and 11: Represents (i) 12,272,765 shares of Common Stock and (ii) 1,339,166 shares of Common Stock issuable upon exercise of Warrants, in each case, owned by the SPG Fund Entities in the aggregate. Ian K. Snow serves as the managing member of the General Partner for each of the SPG Fund Entities.
  Row 13: Calculation of the percent is based on 34,015,492 shares of Common Stock outstanding as of March 3, 2025, as disclosed by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon exercise of Warrants included in Row 11 above.
- Snow Phipps Group AIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,583,107; sole dispositive power 0; shared dispositive power 12,583,107; aggregate amount beneficially owned 12,583,107 (35.7% of the class)
  Comment: Rows 8, 10 and 11: Represents (i) 11,320,995 shares of Common Stock and (ii) 1,262,112 shares of Common Stock issuable upon exercise of Warrants, in each case, owned by the Reporting Person.
  Row 13: Calculation of the percent is based on 34,015,492 shares of Common Stock outstanding as of March 3, 2025, as disclosed by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon exercise of Warrants included in Row 11 above.
- Snow Phipps Group (RPV), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 655,358; sole dispositive power 0; shared dispositive power 655,358; aggregate amount beneficially owned 655,358 (1.9% of the class)
  Comment: Rows 8, 10 and 11: Represents (i) 589,635 shares of Common Stock and (ii) 65,723 shares of Common Stock issuable upon exercise of Warrants, in each case, owned by the Reporting Person.
  Row 13: Calculation of the percent is based on 34,015,492 shares of Common Stock outstanding as of March 3, 2025, as disclosed by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon exercise of Warrants included in Row 11 above.
- Snow Phipps Group (B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 61,719; sole dispositive power 0; shared dispositive power 61,719; aggregate amount beneficially owned 61,719 (0.2% of the class)
  Comment: Rows 8, 10 and 11: Represents 61,719 shares of Common Stock owned by the Reporting Person.
  Row 13: Calculation of the percent is based on 34,015,492 shares of Common Stock outstanding as of March 3, 2025, as disclosed by the Issuer to the Reporting Person.
- Snow Phipps Group AIV (Offshore), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 262,896; sole dispositive power 0; shared dispositive power 262,896; aggregate amount beneficially owned 262,896 (0.8% of the class)
  Comment: Rows 8, 10 and 11: Represents (i) 251,565 shares of Common Stock and (ii) 11,331 shares of Common Stock issuable upon exercise of Warrants, in each case, owned by the Reporting Person.
  Row 13: Calculation of the percent is based on 34,015,492 shares of Common Stock outstanding as of March 3, 2025, as disclosed by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon exercise of Warrants included in Row 11 above.
- SPG Co-Investment, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 48,851; sole dispositive power 0; shared dispositive power 48,851; aggregate amount beneficially owned 48,851 (0.1% of the class)
  Comment: Rows 8, 10 and 11: Represents 48,851 shares of Common Stock owned by the Reporting Person.
  Row 13: Calculation of the percent is based on 34,015,492 shares of Common Stock outstanding as of March 3, 2025, as disclosed by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Velocity Financial, Inc.
Address of issuer's principal executive offices: 2945 Townsgate Road, Suite 110, Westlake Village, California (CA), 91361
Comment: This Amendment No. 2 ("Amendment No. 2") is filed by the undersigned Reporting Persons and amends the statement on Schedule 13D filed initially with the Securities and Exchange Commission on April 17, 2020, as subsequently amended (as amended, "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Velocity Financial, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented as follows:

On March 6, 2025, the Issuer amended each Warrant held by each of Snow Phipps Group AIV, L.P., Snow Phipps Group AIV (Offshore), L.P., and Snow Phipps Group (RPV), L.P. (collectively, the "Warrantholders") to extend the existing expiration date for the exercise of the Warrants from April 7, 2025, to May 7, 2025. The Warrantholders intend to exercise their Warrants on or prior to the expiration date if they are in-the-money. The amendments were made to allow for additional time, if needed, to comply with the Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended, and the rules and regulations thereunder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to Rows 11 and 13 (including any related Comment) on the cover pages of this Amendment No. 2, as of March 10, 2025, are incorporated herein by reference. As of March 10, 2025, the Reporting Persons beneficially owned 13,611,931 shares of Common Stock in the aggregate (including 1,339,166 shares issuable upon exercise of the Warrants), which represents 38.5% of the shares of the Common Stock outstanding, calculated pursuant to Rule 13d-3 under the Exchange Act, based on 34,015,492 shares of Common Stock outstanding as of March 3, 2025, as disclosed by the Issuer to the Reporting Persons, plus 1,339,166 shares of Common Stock issuable upon exercise of the Warrants by the Warrantholders.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to Rows 7, 8, 9, and 10 (including any related Comment) on the cover pages of this Amendment No. 2, as of March 10, 2025, are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is supplemented as follows:

Exhibit No. 99.11 Joint Filing Agreement, dated March 10, 2025, by and among the Reporting Persons (filed herewith).

## Signatures
- SPG GP, LLC: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (03/10/2025)
- Ian K. Snow: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (03/10/2025)
- Snow Phipps Group AIV, L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (03/10/2025)
- Snow Phipps Group (RPV), L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (03/10/2025)
- Snow Phipps Group (B), L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (03/10/2025)
- Snow Phipps Group AIV (Offshore), L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (03/10/2025)
- SPG Co-Investment, L.P.: /s/ Alan Mantel, Alan Mantel / Authorized Signatory (03/10/2025)